January 13, 2023

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Vertical Capital Income Fund, File No. 811-22554

Dear Sir/Madam:

On behalf of Vertical Capital Income Fund, a registered investment company (the "Fund"), we hereby submit, via electronic filing, a preliminary proxy statement. The main purpose of this proxy statement is to solicit shareholder approval of:

(1)	the election of five new trustees: Mark Garbin, Sanjeev Handa, Joan McCabe, Brian Marcus, and Lauren Basmadjien;
(2)	an investment advisory agreement between the Fund and a new investment adviser, Carlyle Global Credit Investment Management L.L.C.;
(3)	a change in the Fund's classification from a diversified investment company to a non-diversified investment company;
(4)	a change in the Fund's industry concentration policy from concentrated in the mortgage-related industry to non-concentrated;
(5)	changes to the Fund's Agreement and Declaration of Trust; and
(6)	changes to the Fund's By-Laws.

If you have any questions or comments related to this filing, please contact Parker Bridgeport at 614-469-3238 or JoAnn Strasser at 614-469-3265.

Very truly yours,

Parker Bridgeport